             Application for Withdrawal of Registration Statement
        Pursuant to Rule 477 of the Securities Act of 1933, as amended



                         APPLIED MEDICAL MERGER CORP.

                              File No. 333-54756

The undersigned Registrant does hereby apply for withdrawal of the Registration Statement on Form S-4, File No. 333-54756, and states in support thereof, that the proposed merger among Applied Medical Merger Corp., NISCO Systems, Inc. and Applied Medical Devices, Inc. has been terminated. Accordingly, the issuance of securities of Applied Medical Merger Corp. to shareholders of Applied Medical Devices, Inc. and NISCO Systems, Inc. is no longer necessary.


                                  Signatures


Pursuant to the requirements of the Securities Act of 1933, as amended, and the Power of Attorney filed on February 1, 2001 with the Registration Statement of this Registrant on Form S-4, which is hereby incorporated by reference, this Application for Withdrawal of Registration Statement has been signed on the date below by Allan K. Lager as attorney-in-fact for the officers and directors of the Registrant and on behalf of the Registrant.

Dated: November 16, 2001                APPLIED MEDICAL MERGER CORP.



                                        By:         /s/ Allan K. Lager
                                             -----------------------------------
                                             Allan K. Lager, President